Exhibit 17.1

INTERNATIONAL
RESTAURANT & HOSPITALITY
CONSULTANT GROUP

Highly focused,
results-oriented foodservice consulting firm

Worldwide Advisors to the Hospitality Industry

December 22, 2010

Mr. John Dent CEO

Monkey Rock Group, Inc.
P.O. Box 1030
Sturgis, SD 57785

Dear Mr. John Dent (CEO)

This letter confirms that I, Ken Hoffman, (Board Member) hereby resign such position with Monkey Rock Inc (“Company”) effective the 22nd day of December 2010. My resignation is the result of a breach of the board member agreement from stated company regarding section 3.1 of the Board Member Agreement. The Company failed to pay compensation as directed by signed Board Member Agreement.

Sincerely,

Ken Hoffman

/s/ Ken Hoffman
Ken Hoffman

Board Member

/s/ Ronald Cohen
Ronald Cohen

Witness

cc: files

cc: Buseinss affairs

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